SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SOMAXON PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
8344531020
(CUSIP Number of Class of Securities (Underlying Common Stock))
Richard W. Pascoe
President and Chief Executive Officer
3721 Valley Centre Drive, Suite 500
San Diego, California 92130
(858) 480-0400
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:

Scott N. Wolfe, Esq.	Matthew W. Onaitis, Esq.
Cheston J. Larson, Esq.	Vice President and General Counsel
Latham & Watkins LLP	Somaxon Pharmaceuticals, Inc.
12636 High Bluff Drive, Suite 400	3721 Valley Centre Drive, Suite 500
San Diego, CA 92130	San Diego, California 92130
(858) 523-5400	(858) 480-0400
Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached is the Preliminary Proxy Statement for the Annual Meeting of Stockholders of Somaxon Pharmaceuticals, Inc. (“Somaxon” or the “Company”) to be held on June 9, 2009 (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a one-time option exchange program for certain of the Company’s employees, directors and consultants (the “Option Exchange Program”). The Preliminary Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.
     The Option Exchange Program has not yet commenced. Somaxon will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
     In connection with the proposal to approve the Option Exchange Program to be voted on by Somaxon’s stockholders, Somaxon has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Somaxon’s stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to approve such Option Exchange Program.
     Somaxon’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by Somaxon with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Somaxon with the SEC by directing a written request to: Somaxon Pharmaceuticals, Inc., 3721 Valley Centre Drive, Suite 500, San Diego, California 92130, Attention: Corporate Secretary.
Item 12. Exhibits.

Exhibit
Number	Description

99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on April 17, 2009 and incorporated herein by reference).